SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(AMENDMENT NO. 3)
UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

SHARPER IMAGE CORPORATION

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(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

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(Title of Class of Securities)

820013100

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(CUSIP Number)

with a copy to:

David Meyer	Stanley H. Meadows, P.C.
c/o Knightspoint Partners LLC	McDermott Will & Emery LLP
787 Seventh Avenue, 9th Floor	227 West Monroe Street
New York, New York 10019	Chicago, Illinois 60606
(212) 786-6050	(312) 372-2000

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(Name, Address and Telephone Number of Persons Authorized
to Receive Notices and Communications)

March 8, 2007

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(Date of Event Which Requires Filing of this Statement)

If the person filing has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D CUSIP No. 820013100

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(1)	Names of Reporting Persons.
S.S. or Identification Nos. of above persons (entities only).
Knightspoint Partners II, L.P.

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(2)	Check the Appropriate Box if a Member (a) /x/
of a Group (See Instructions)	(b) / /

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(3)	Sec Use Only

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(4)	Source of Funds (see instructions)

WC

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(5)	Check if disclosure of legal proceedings is required pursuant to
Items 2(d) or 2(e).

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(6)	Citizenship or Place of Organization

Delaware

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Number of Shares	(7)	Sole Voting Power

Beneficially Owned

by Each Reporting	57,000

Person with:

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(8)	Shared Voting Power

0
---------------------------------------------------------
(9)	Sole Dispositive Power

57,000
---------------------------------------------------------
(10)	Shared Dispositive Power

0

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(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
57,000

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(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) / /

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(13)	Percent of Class Represented by Amount in Row (11)

Less than 1%

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(14) Type of Reporting Person (See Instructions)

PN

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SCHEDULE 13D CUSIP No. 820013100

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(1)	Names of Reporting Persons.
S.S. or Identification Nos. of above persons (entities only).
Knightspoint Capital Management II LLC

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(2)	Check the Appropriate Box if a Member (a) /x/
of a Group (See Instructions)	(b) / /

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(3)	Sec Use Only

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(4)	Source of Funds (see instructions)

N/A

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(5)	Check if disclosure of legal proceedings is required pursuant to
Items 2(d) or 2(e).

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(6)	Citizenship or Place of Organization

Delaware

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Number of Shares	(7)	Sole Voting Power

Beneficially Owned

by Each Reporting	57,000

Person with:

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(8)	Shared Voting Power

0
---------------------------------------------------------
(9)	Sole Dispositive Power

57,000
---------------------------------------------------------
(10)	Shared Dispositive Power

0

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(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
57,000

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(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) / /

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(13)	Percent of Class Represented by Amount in Row (11)

Less than 1%

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(14)	Type of Reporting Person (See Instructions)

OO

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SCHEDULE 13D CUSIP No. 820013100

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(1)	Names of Reporting Persons.
S.S. or Identification Nos. of above persons (entities only).
Knightspoint Partners LLC 81-0604786

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(2)	Check the Appropriate Box if a Member (a) /x/
of a Group (See Instructions)	(b) / /

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(3)	Sec Use Only

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(4)	Source of Funds (see instructions)

N/A

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(5)	Check if disclosure of legal proceedings is required pursuant to
Items 2(d) or 2(e).

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(6)	Citizenship or Place of Organization

Delaware

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Number of Shares	(7)	Sole Voting Power

Beneficially Owned

by Each Reporting	57,000

Person with:

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(8)	Shared Voting Power

0
---------------------------------------------------------
(9)	Sole Dispositive Power

57,000
---------------------------------------------------------
(10)	Shared Dispositive Power

0

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(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
57,000

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(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) / /

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(13)	Percent of Class Represented by Amount in Row (11)

Less than 1%

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(14)	Type of Reporting Person (See Instructions)

OO

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SCHEDULE 13D CUSIP No. 820013100

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(1)	Names of Reporting Persons.
S.S. or Identification Nos. of above persons (entities only).
Michael Koeneke

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(2)	Check the Appropriate Box if a Member (a) /x/
of a Group (See Instructions)	(b) / /

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(3)	Sec Use Only

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(4)	Source of Funds (see instructions)

PF

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(5)	Check if disclosure of legal proceedings is required pursuant to
Items 2(d) or 2(e).

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(6)	Citizenship or Place of Organization

USA

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Number of Shares	(7)	Sole Voting Power

Beneficially Owned

by Each Reporting	3,334

Person with:

---------------------------------------------------------
(8)	Shared Voting Power

57,000
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(9)	Sole Dispositive Power

3,334
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(10)	Shared Dispositive Power

57,000

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(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
60,334

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(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) / /

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(13)	Percent of Class Represented by Amount in Row (11)

Less than 1%

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(14)	Type of Reporting Person (See Instructions)

IN

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SCHEDULE 13D CUSIP No. 820013100

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(1)	Names of Reporting Persons.
S.S. or Identification Nos. of above persons (entities only).
David Meyer

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(2)	Check the Appropriate Box if a Member (a) /x/
of a Group (See Instructions)	(b) / /

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(3)	Sec Use Only

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(4)	Source of Funds (see instructions)

PF

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(5)	Check if disclosure of legal proceedings is required pursuant to
Items 2(d) or 2(e).

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(6)	Citizenship or Place of Organization

USA

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Number of Shares	(7)	Sole Voting Power

Beneficially Owned

by Each Reporting	3,334

Person with:

---------------------------------------------------------
(8) Shared Voting Power

57,000
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(9) Sole Dispositive Power

3,334
---------------------------------------------------------
(10) Shared Dispositive Power

57,000

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(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
60,334

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(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) / /

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(13)	Percent of Class Represented by Amount in Row (11)

Less than 1%

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(14)	Type of Reporting Person (See Instructions)

IN

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SCHEDULE 13D CUSIP No. 820013100

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(1)	Names of Reporting Persons.
S.S. or Identification Nos. of above persons (entities only).
Starboard Value and Opportunity Master Fund Ltd.

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(2)	Check the Appropriate Box if a Member (a) /x/
of a Group (See Instructions)	(b) / /

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(3)	Sec Use Only

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(4)	Source of Funds (see instructions)

WC

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(5)	Check if disclosure of legal proceedings is required pursuant to
Items 2(d) or 2(e).

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(6)	Citizenship or Place of Organization

Cayman Islands

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Number of Shares	(7)	Sole Voting Power

Beneficially Owned

by Each Reporting	1,538,890

Person with:

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(8)	Shared Voting Power

0
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(9)	Sole Dispositive Power

1,538,890
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(10)	Shared Dispositive Power

0

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(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
1,538,890

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(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) / /

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(13)	Percent of Class Represented by Amount in Row (11)

10.3%

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(14)	Type of Reporting Person (See Instructions)

CO

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SCHEDULE 13D CUSIP No. 820013100

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(1)	Names of Reporting Persons.

S.S. or Identification Nos. of above persons (entities only).
Ramius Capital Group, L.L.C.

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(2)	Check the Appropriate Box if a Member (a) /x/
of a Group (See Instructions)	(b) / /

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(3)	Sec Use Only

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(4)	Source of Funds (see instructions)

OO

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(5)	Check if disclosure of legal proceedings is required pursuant to
Items 2(d) or 2(e).

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(6)	Citizenship or Place of Organization

Delaware

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Number of Shares	(7)	Sole Voting Power

Beneficially Owned

by Each Reporting	1,832,012

Person with:

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(8)	Shared Voting Power

0
---------------------------------------------------------
(9)	Sole Dispositive Power

1,832,012
---------------------------------------------------------
(10)	Shared Dispositive Power

0

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(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

1,832,012

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(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) / /

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(13)	Percent of Class Represented by Amount in Row (11)

12.3%

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(14)	Type of Reporting Person (See Instructions)

IA, OO

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SCHEDULE 13D CUSIP No. 820013100

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(1)	Names of Reporting Persons.
S.S. or Identification Nos. of above persons (entities only).
C4S & Co., L.L.C.	13-3946794

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(2)	Check the Appropriate Box if a Member (a) /x/
of a Group (See Instructions)	(b) / /

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(3)	Sec Use Only

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(4)	Source of Funds (see instructions)

OO

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(5)	Check if disclosure of legal proceedings is required pursuant to
Items 2(d) or 2(e).

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(6)	Citizenship or Place of Organization

Delaware

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Number of Shares	(7)	Sole Voting Power

Beneficially Owned

by Each Reporting	1,832,012

Person with:

---------------------------------------------------------
(8)	Shared Voting Power

0
---------------------------------------------------------
(9)	Sole Dispositive Power

1,832,012
---------------------------------------------------------
(10)	Shared Dispositive Power

0

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(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
1,832,012

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(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) / /

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(13)	Percent of Class Represented by Amount in Row (11)

12.3%

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(14)	Type of Reporting Person (See Instructions)

OO

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SCHEDULE 13D CUSIP No. 820013100

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(1)	Names of Reporting Persons.
S.S. or Identification Nos. of above persons (entities only).
Parche, LLC 20-0870632

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(2)	Check the Appropriate Box if a Member (a) /x/
of a Group (See Instructions)	(b) / /

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(3)	Sec Use Only

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(4)	Source of Funds (see instructions)

WC

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(5)	Check if disclosure of legal proceedings is required pursuant to
Items 2(d) or 2(e).

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(6)	Citizenship or Place of Organization

Delaware

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Number of Shares	(7)	Sole Voting Power

Beneficially Owned

by Each Reporting	293,122

Person with:

---------------------------------------------------------
(8)	Shared Voting Power

0
---------------------------------------------------------
(9)	Sole Dispositive Power

293,122
---------------------------------------------------------
(10) Shared Dispositive Power

0

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(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
293,122

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(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) / /

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(13)	Percent of Class Represented by Amount in Row (11)

2.0%

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(14)	Type of Reporting Person (See Instructions)

OO

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SCHEDULE 13D CUSIP No. 820013100

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(1)	Names of Reporting Persons.
S.S. or Identification Nos. of above persons (entities only).
Admiral Advisors, LLC	37-1484525

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(2)	Check the Appropriate Box if a Member (a) /x/
of a Group (See Instructions)	(b) / /

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(3)	Sec Use Only

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(4)	Source of Funds (see instructions)

OO

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(5)	Check if disclosure of legal proceedings is required pursuant to
Items 2(d) or 2(e).

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(6)	Citizenship or Place of Organization

Delaware

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Number of Shares	(7)	Sole Voting Power

Beneficially Owned

by Each Reporting	1,832,012

Person with:

---------------------------------------------------------
(8)	Shared Voting Power

0
---------------------------------------------------------
(9)	Sole Dispositive Power

1,832,012
---------------------------------------------------------
(10)	Shared Dispositive Power

0

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(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
1,832,012

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(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) / /

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(13)	Percent of Class Represented by Amount in Row (11)

12.3%

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(14)	Type of Reporting Person (See Instructions)

OO

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SCHEDULE 13D CUSIP No. 820013100

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(1)	Names of Reporting Persons.
S.S. or Identification Nos. of above persons (entities only).
Peter A. Cohen

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(2)	Check the Appropriate Box if a Member (a) /x/
of a Group (See Instructions)	(b) / /

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(3)	Sec Use Only

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(4)	Source of Funds (see instructions)

OO

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(5)	Check if disclosure of legal proceedings is required pursuant to
Items 2(d) or 2(e).

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(6)	Citizenship or Place of Organization

USA

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Number of Shares	(7)	Sole Voting Power

Beneficially Owned

by Each Reporting	0

Person with:

---------------------------------------------------------
(8)	Shared Voting Power

1,832,012
---------------------------------------------------------
(9)	Sole Dispositive Power

0
---------------------------------------------------------
(10)	Shared Dispositive Power

1,832,012

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(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
1,832,012

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(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) / /

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(13)	Percent of Class Represented by Amount in Row (11)

12.3%

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(14)	Type of Reporting Person (See Instructions)

IN

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SCHEDULE 13D CUSIP No. 820013100

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(1)	Names of Reporting Persons.
S.S. or Identification Nos. of above persons (entities only).
Jeffrey M. Solomon

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(2)	Check the Appropriate Box if a Member (a) /x/
of a Group (See Instructions)	(b) / /

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(3)	Sec Use Only

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(4)	Source of Funds (see instructions)

OO

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(5)	Check if disclosure of legal proceedings is required pursuant to
Items 2(d) or 2(e).

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(6)	Citizenship or Place of Organization

USA

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Number of Shares	(7)	Sole Voting Power

Beneficially Owned

by Each Reporting	0

Person with:

---------------------------------------------------------
(8)	Shared Voting Power

1,832,012
---------------------------------------------------------
(9)	Sole Dispositive Power

0
---------------------------------------------------------
(10) Shared Dispositive Power

1,832,012

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(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
1,832,012

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(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) / /

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(13)	Percent of Class Represented by Amount in Row (11)

12.3%

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(14)	Type of Reporting Person (See Instructions)

IN

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SCHEDULE 13D CUSIP No. 820013100

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(1)	Names of Reporting Persons.
S.S. or Identification Nos. of above persons (entities only).
Morgan B. Stark

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(2)	Check the Appropriate Box if a Member (a) /x/
of a Group (See Instructions)	(b) / /

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(3)	Sec Use Only

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(4)	Source of Funds (see instructions)

OO

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(5)	Check if disclosure of legal proceedings is required pursuant to
Items 2(d) or 2(e).

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(6)	Citizenship or Place of Organization

USA

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Number of Shares	(7)	Sole Voting Power

Beneficially Owned

by Each Reporting	0

Person with:

---------------------------------------------------------
(8)	Shared Voting Power

1,832,012
---------------------------------------------------------
(9)	Sole Dispositive Power

0
---------------------------------------------------------
(10)	Shared Dispositive Power

1,832,012

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(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
1,832,012

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(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) / /

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(13)	Percent of Class Represented by Amount in Row (11)

12.3%

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(14)	Type of Reporting Person (See Instructions)

IN

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SCHEDULE 13D CUSIP No. 820013100

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(1)	Names of Reporting Persons.
S.S. or Identification Nos. of above persons (entities only).
Thomas W. Strauss

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(2)	Check the Appropriate Box if a Member (a) /x/ of a Group (See
Instructions) (b) / /

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(3)	Sec Use Only

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(4)	Source of Funds (see instructions)

OO

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(5)	Check if disclosure of legal proceedings is required pursuant to
Items 2(d) or 2(e).

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(6)	Citizenship or Place of Organization

USA

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Number of Shares	(7)	Sole Voting Power

Beneficially Owned

by Each Reporting	0

Person with:

---------------------------------------------------------
(8)	Shared Voting Power

1,832,012
---------------------------------------------------------
(9)	Sole Dispositive Power

0
---------------------------------------------------------
(10)	Shared Dispositive Power

1,832,012

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(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
1,832,012

------------------------------------------------------------------------------------------------------------------------------------------------------

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) / /

------------------------------------------------------------------------------------------------------------------------------------------------------

(13)	Percent of Class Represented by Amount in Row (11)

12.3%

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(14)	Type of Reporting Person (See Instructions)

IN

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SCHEDULE 13D CUSIP No. 820013100

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(1)	Names of Reporting Persons.
S.S. or Identification Nos. of above persons (entities only).
Jerry W. Levin

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(2)	Check the Appropriate Box if a Member (a) / /
of a Group (See Instructions)	(b) /x/

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(3)	Sec Use Only

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(4)	Source of Funds (see instructions)

PF

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(5)	Check if disclosure of legal proceedings is required pursuant to
Items 2(d) or 2(e).

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(6)	Citizenship or Place of Organization

USA

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Number of Shares	(7)	Sole Voting Power

Beneficially Owned

by Each Reporting	150,129

Person with:

---------------------------------------------------------
(8)	Shared Voting Power

0
---------------------------------------------------------
(9)	Sole Dispositive Power

150,129
---------------------------------------------------------
(10)	Shared Dispositive Power

0

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(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
150,129

------------------------------------------------------------------------------------------------------------------------------------------------------

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) / /

------------------------------------------------------------------------------------------------------------------------------------------------------

(13)	Percent of Class Represented by Amount in Row (11)

1.0

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(14)	Type of Reporting Person (See Instructions)

IN

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SCHEDULE 13D CUSIP No. 820013100

ITEM 1. SECURITY AND ISSUER.

This Amendment No. 3 ("Amendment No. 3") amends and supplements the Schedule 13D filed on March 9, 2006 ("Schedule 13D") by the Knightspoint Group and certain other persons related to the common stock of Sharper Image Corporation (the "Company"). Unless otherwise indicated, all capitalized terms in this Amendment No. 3 shall have the meanings set forth in the original Schedule 13D for such terms. This Amendment No. 3 amends the Schedule 13D to include the information set forth in each item of this Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended by adding the following:

On March 8, 2007, the Company entered into an amendment to the Services Agreement among the Company, Jerry W. Levin, the Company's interim Chief Executive Officer, and JW Levin Partners LLC ("JWL Partners"). This amendment provides that, if requested by the Board of Directors, Mr. Levin will remain as Chairman of the Board, following the Company's appointment of a permanent Chief Executive Officer, through September 25, 2007 (the last date of the term of the Services Agreement), and increases the monthly compensation paid to JWL Partners by $100,000 in the aggregate for the services of Mr. Levin and JWL Partners, which will be paid for the period starting February 1, 2007 through a period of 90 days following the end of Mr. Levin's term under the Services Agreement as interim Chief Executive Officer, but in no event beyond September 25, 2007. This supplemental fee will be payable in full in the event of an early termination of the agreement under specified circumstances, including a change of control or termination by the Company without cause or by JWL Partners due to the Company's material breach of the agreement. The amendment also provides for the grant of options to purchase 65,301 shares of the Company's common stock to Mr. Levin and the grant of options to purchase 21,766 shares of the Company's common stock to each of two other members of JWL Partners. All of these options have an exercise price equal to the fair market value of the Company's common stock on the grant date and will become exercisable on September 25, 2007, or earlier in the event of a change of control or specified involuntary termination events (including termination by the Company without cause or by JWL Partners due to the Company's material breach of the agreement).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is amended to include the following:

As of the date hereof, the Knightspoint Group owns an aggregate of

2,045,809 shares of Common Stock, representing approximately 13.7% of the outstanding shares of Common Stock.

As of the date hereof, Jerry Levin beneficially owns an aggregate of

150,129 shares of Common Stock, including 33,664 options currently exercisable within sixty days of this filing date and 95,301 options exercisable on September 25, 2007. On March 8, 2007, The Company granted Mr. Levin an option to purchase 65,301 shares of common stock, all of which vest on September 25, 2007, subject to earlier vesting events. Mr. Levin’s beneficial ownership represents 1.0% of the outstanding shares of Common Stock. Mr. Levin has sole voting and dispositive power over the shares of Common Stock beneficially owned by him.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT

TO SECURITIES OF THE ISSUER.

The information set forth above in Item 4 is hereby incorporated by reference into this Item 6.

SCHEDULE 13D CUSIP No. 820013100

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

*99.1 Power of Attorney executed by David Meyer, Michael Koeneke, authorizing Michael Koeneke and David Meyer, or either of them, to sign and file Schedule 13Ds and related documents on behalf of each person who has executed the Power of Attorney.

*99.2 Power of Attorney executed by Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon.

*99.3 Joint Filing Agreement, dated March 6, 2006, between and among the Reporting Persons, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

*99.4 Letter from Knightspoint Partners II, L.P. to the Company, dated March 6, 2006, providing notice of director nominations and other business for the 2006 Annual Meeting of stockholders.

*99.5 Indemnification Agreement dated February 24, 2006 by and among Mr. Levin and Knightspoint Partners LLC, Starboard Value and Opportunity Master Fund Ltd. and Parche, LLC.

*99.6 Form of Indemnification Agreement entered into by each of the Director Nominees (other than Mr. Levin) with Knightspoint Partners LLC, Starboard Value and Opportunity Master Fund Ltd. and Parche, LLC.

*99.7 Settlement Agreement among Sharper Image Corporation, a Delaware corporation (the "Company"), and Richard J. Thalheimer, individually and as trustee of each of the Richard J. Thalheimer Revocable Trust, the Richard J. Thalheimer 1997 Annuity Trust, the Thalheimer Grantor Annuity Trust of 1997, and the Richard J. Thalheimer 2005 Annuity Trust, and John Comyns, as trustee of each of the Richard Thalheimer Children's Trust of 1989, the Richard and Elyse Thalheimer Irrevocable Trust of 1995, and the Richard J. Thalheimer Irrevocable Trust of 1999 (collectively, the "Thalheimer Entities"), and the members of the Knightspoint Group, dated May 9, 2006.

** 99.8. Press release issued by Sharper Image Corporation, dated May 9, 2006.

99.9    Services Agreement incorporated herein by reference to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 29, 2006.

99.10 Amendment to Services Agreement, as amended on March 8, 2007, among the Company, Jerry W. Levin, the Company's interim Chief Executive Officer, and JW Levin Partners LLC, incorporated herein by reference to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 9, 2007.

*	Previously filed with the original Schedule 13D.
**	Previously filed with amendment No. 2 to the Schedule 13D.

SCHEDULE 13D CUSIP No. 820013100
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 19, 2007	KNIGHTSPOINT PARTNERS II, L.P.
By: Knightspoint Capital Management II LLC
Its: General Partner

By: Knightspoint Partners LLC
Its: Member

By: /s/ David Meyer
David Meyer, Managing Member

KNIGHTSPOINT CAPITAL MANAGEMENT II LLC
By: Knightspoint Partners LLC
Its: Member

By: /s/ David Meyer
David Meyer, Managing Member

KNIGHTSPOINT PARTNERS LLC
By:
/s/ David Meyer
David Meyer, Managing Member

/s/ David Meyer

David Meyer, individually and as attorney-in-fact for each of Michael Glazer, David Glew, Michael Koeneke, Jerry W. Levin, Peter Weil and Andrea Weiss

SCHEDULE 13D CUSIP No. 820013100

PARCHE, LLC
By: Admiral Advisors, LLC, its managing member

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.
ADMIRAL ADVISORS, LLC
By: Ramius Capital Group, L.L.C., its sole member

RAMIUS CAPITAL GROUP, L.L.C.
By: C4S & Co., L.L.C., its Managing Member
C4S & CO., L.L.C.

By: /s/ Jeffrey M. Solomon

Name: Jeffrey M. Solomon
Title: Authorized Signatory

By: /s/ Jeffrey M. Solomon
Jeffrey M. Solomon, individually
and as attorney-in-fact for Peter
A. Cohen, Morgan B. Stark, and
Thomas W. Strauss

The Powers of Attorney authorizing certain persons to sign and file this Schedule 13D on behalf of certain Reporting Persons were previously filed as Exhibit 1 and Exhibit 2 to this Schedule 13D